Exhibit 3.1

EIGHTH AMENDED AND

RESTATED

CERTIFICATE OF INCORPORATION

OF

DYNAVAX TECHNOLOGIES CORPORATION

FIRST: The name of the corporation (the “Corporation”) is: Dynavax Technologies Corporation.

SECOND: The address of the registered office of the Corporation in the State of Delaware is: Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, County of New Castle. The name of its registered agent for service of process in the State of Delaware at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any and all lawful acts or activities for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”), as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred (100), all of which shares shall be common stock each having a par value of $0.0001 per share.

FIFTH: In addition to the powers and authority herein before or by statute expressly conferred upon them, the board of directors of the Corporation (the “Board of Directors”) is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Certificate of Incorporation and the bylaws of the Corporation.

SIXTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained in this Certificate of Incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the Board of Directors, but any bylaws adopted by the Board of Directors may be amended or repealed by the stockholders entitled to vote thereon. Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

SEVENTH: Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

EIGHTH: The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

TENTH: The Board of Directors reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.